May 24, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Securities and Exchange Commission

Mail Stop 4546

100 F Street N.E

Washington, D.C. 20549

Re: The Hanover Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

File No. 001-13754

Dear Mr. Rosenberg:

This letter provides the responses of The Hanover Insurance Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) in your April 28, 2017 letter to Jeffrey Farber, the Company’s Executive Vice President and Chief Financial Officer (the “Comment Letter”).

The Staff’s comments are included below in italics, followed by the Company’s responses.

Comments & Responses

1.

You disclose on page 5 that 6.4% of Chaucer Holdings Ltd.’s total gross premiums written in 2016 were from the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements. For instance, your disclose that Chaucer’s top four brokers in 2016 were Aon Benfield, Marsh & McLennan Companies, Willis Group and JLT Group. Aon, Marsh & McLennan and Willis Group have each reported insurance business in Syria and Sudan in publicly available letters submitted to this agency within the past three years, and a news article reports that JLT Group has insurance activities in Sudan. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Chaucer Holdings Limited is a wholly-owned non-U.S. subsidiary of the Company, which in turn holds a group of non-U.S. companies (this group of companies is referred to in this letter as the “Chaucer Group”) that operate in the market managed by The Corporation of Lloyd’s (“Lloyd’s”, and the “Lloyds Market”).  The principal operating company of the Chaucer Group is Chaucer Syndicates Limited (“Chaucer Syndicates”), a Lloyd’s managing agency incorporated in England and Wales.

The Chaucer Group is authorized and regulated by the U.K. Prudential Regulation Authority, the U.K. Financial Conduct Authority, other laws, rules and regulations imposed by the U.K. and the European Union, and is subject to minimum business standards and the by-laws of, and oversight enforced by, Lloyd’s.

As part of the Lloyd’s Market, the Chaucer Group is licensed to underwrite insurance and reinsurance business in over 80 countries worldwide.  The Chaucer Group underwrites non-life commercial insurance and reinsurance risks in a broad range of classes, including marine hull, liability, cargo and specie, political risk and violence, trade credit, aviation, energy, property and casualty.  Importantly, the vast majority of risks underwritten by the Chaucer Group are written on a shared or syndicated basis.  In other words, the Chaucer Group is just one of many other Lloyd’s entities, both U.S.-owned and non-U.S.-owned, underwriting any particular risk.  The portion of the risk underwritten, and the portion of premiums received by the Chaucer Group,  vary as a percentage with each contract issued.

The Chaucer Group has no physical presence in Syria or Sudan, and has no agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan or any entities they control.

However, as a non-U.S. subsidiary, the Chaucer Group may offer insurance and reinsurance coverage to Syrian or Sudanese insureds or reinsureds, or with respect to non-Syrian or non-Sudanese clients who have assets or risks located, including on a temporal basis, within such countries.  Such coverage may include “worldwide” coverage where insurance provided with respect to such risks are incidental to the blanket coverage provided.    Additionally, we note that in January 2017, U.S.  sanctions relating to Sudan were substantially eased.

Any insurance directly or indirectly affecting such risks, however, are subject to U.S., U.K., European Union, United Nations and other international sanction regimes, import and export controls, arms embargoes, Specially Designated National listings, terrorist financing, anti-money laundering legislation, and other applicable laws (collectively, “International Sanctions and Controls”).  The Chaucer Group maintains compliance programs designed to ensure compliance with applicable International Sanctions and Controls.

The Chaucer Group has no plans to change its current business practices and intends to remain compliant with applicable International Sanctions and Controls.

2.

Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Chaucer Group has conducted a comprehensive review of its underwriting system for the period beginning January 1, 2014 through a recent date to identify risks with a Syrian- or Sudanese-nexus as described above.  Based on this review, we concluded that during such period, the Chaucer Group underwrote reinsurance risks generating aggregate gross premiums payable to the Chaucer Group of approximately $258,000¹ with respect to Syrian-related risks and $82,000¹  with respect to Sudanese-related risks.  These figures exclude “worldwide” coverage where a risk with a Syrian- or Sudanese-nexus is strictly incidental and subject to “sanctions exclusionary” clauses to ensure compliance with applicable International Sanctions and Controls.  We believe that premiums related to such incidental coverage are de minimis.

The Chaucer Group’s engagement with risks that have a Syrian- or Sudanese-nexus is immaterial on both a quantitative, as well as a qualitative basis.  The identified premiums in the aggregate represent approximately 0.002% of the Company’s reported gross premiums over the same reporting period.  Such risks are written on a basis compliant with applicable International Sanctions and Controls; involve no agreements or arrangements with the governments of Syria or Sudan or any entities they control; involve no business with U.S.-designated state sponsors of terrorism; and do not involve directly or indirectly the sales of armaments or other prohibited imports. Accordingly, the Chaucer Group’s very limited contracts with Syria and Sudan-related risks do not create material reputational risks to the Company.

3.

Please tell us the amount of the maximum dividend that can be paid from Chaucer to the parent at December 31, 2016.  Tell us your consideration for disclosing this amount under Rule 4-08(e)(1) of Regulation S-X and as a proxy for the requirement in ASC 944-505-50-1c.

We have considered the guidance referenced in the Staff’s comment.  We note that with respect to our Chaucer segment, unlike with our domestic subsidiaries, the uncertainties with respect to regulatory, tax and business restrictions precludes the identification of a single amount that represents a maximum possible dividend at December 31, 2016, and amounts that might be available at that date may not be indicative of dividend capacity in the near future.

An investor’s access to capital earned from investments in the Lloyd’s Market is affected by factors that differ from those within the U.S. regulatory framework in several meaningful ways.  First, although U.S. insurance companies conduct business with risk-bearing, capital and underwriting/management activities combined into one entity, the Lloyd’s  Market typically separates these into multiple entities, i.e. the “insurance entity,” the “capital provider” and the “managing agent,” each with different restrictions for capital distributions.  Second, Lloyd’s approves “profit distributions” from each syndicate annually.   An approval allows the syndicate to make available for distribution certain amounts earned by it during the prior three years, often during the month of May.  These amounts would not be reflected in any estimate of dividend capacity as of the prior year-end. Third, tax ramifications affect the availability of dividends from non-U.S. subsidiaries in ways that are not applicable to U.S. subsidiaries, which are typically part of a U.S. consolidated federal tax return group. Fourth, although not a legal restriction, Lloyd’s participants are required to retain a portion of their distributable earnings in their syndicate as a component of their business plan submitted to Lloyd’s, typically by funds retained by the capital provider.    These funds may be provided by alternative means, such as a letter of credit, and the retained amounts may vary significantly, depending upon a participant’s expected growth and mix of business.  It would be misleading not to consider this in any disclosure, unless the business were in runoff.

The Chaucer Group’s actual dividend capacity at December 31, 2016 consisted of several components.  Its managing agent should have had the capacity to distribute £47.7 million.  However, only £31.8 million would be free of material tax restrictions.  The remainder has been deemed to be “permanently reinvested” under ASC 740-30-25-18.  Therefore, we would need to consider whether the full amount is actually available.  Chaucer’s insurance entity should have had the capacity to distribute £6.2 million.  However, it should be noted that we now estimate that an additional £90 million will become legally available as of the next profit distribution in May.  Chaucer’s capital provider should have had the capacity to distribute £10.2 million.  Finally, Chaucer’s other entities should have had the capacity to distribute £2.5 million.  In total, the Chaucer entities should have been permitted to distribute, under applicable laws, either £50.7 million or £66.6 million, depending on our view of the tax restriction, at December 31, 2016.  However, these amounts do not reflect the expectation that Chaucer, as a continuing Lloyd’s participant, must retain a certain amount of its profits.  That amount was not knowable at December 31, 2016.  We also believe that the regulators might not have approved the full amount of legally available dividends, had they been requested.

Therefore, any disclosure of Chaucer’s dividend capacity at December 31, 2016 would need to reflect a wide range of possible amounts, accompanied by detailed disclosure of the aforementioned uncertainties.  We believe that this disclosure would not be useful to investors, both because of the uncertainties, and because it would not necessarily reflect what we actually expect to receive in the near future.  Thus, we have disclosed, at a high level, the factors that affect our dividends from Chaucer, as well as the actual amounts during the past three years.  Any additional disclosure of the estimated legally available dividend amount or range of amounts would likely not be indicative of Chaucer’s dividend capacity during the following year.

4.

Please tell us why the table on page 112 is slightly different from the one presented in Management’s Discussion and Analysis on page 51. For example, gross personal automobile liability loss reserve is presented as $1,416.8 million at December 31, 2016 in the table on page 112 but is $1,430.2 million on page 51.

The difference in figures set forth on the two tables stems from different purposes of the tables. The table on page 51 is intended to show gross reserves by each major business line. The table on page 112, however, is intended to reconcile gross reserves to the incurred claims development tables on the subsequent pages.

Accordingly, the presentation of the table on page 51 is consistent with our major product line view within each segment, which is the manner in which we describe our results of operations in MD&A. In that presentation, personal automobile and commercial automobile reserves, for example, are presented in total, including both the liability and physical damage coverages.

In contrast, the presentation of the table on page 112 excludes physical damage coverage, from both personal and commercial automobile lines, because that coverage has historically not resulted in meaningful prior year reserve development, due to the short-tailed nature of this coverage, and is not included in the incurred claims development tables on pages 114 to 117. This table is configured to reconcile our disaggregated incurred claims development tables to total reserves by segment.

For the gross personal automobile liability loss reserve example referenced in the Staff’s comment, the difference of $13.4 million represents the reserves for personal automobile physical damage coverages that have not historically experienced meaningful reserve development and, therefore, have been excluded from our incurred claims development tables. The same rationale applies to commercial automobile physical damage coverages. The largest difference between the two tables is that, as explained on page 112, the commercial multiple peril, workers’ compensation and commercial automobile liability lines presentation of the table on page 112 includes AIX program business, whereas the table on page 51 presents all of the AIX program business within “other commercial lines”.

5.

Please tell us why you do not provide any claims development tables under ASC 944-40-50-4B for the “other lines” component, given that it represents the second largest component of the net reserves of your “Commercial Lines and other” subtotal in the table on page 112. In your response, tell us why you do not appear to aggregate some of the lines you identify as comprising this component into a single claims development table under ASC 944-40-50-4H, given, for example, that many of these lines appear to be long-tailed.

There are twenty product lines within the “other lines” component, none of which are individually significant. At December 31, 2016,  most of these individual product lines represent less than 1% of total net reserves and none represent more than 3% of total net reserves.  Although many of these lines are long-tailed, each product line is reviewed and assessed separately since they have different claim and loss development patterns. These product lines consist of general liability occurrence - bodily injury (primarily business insurance package policy coverage), general liability occurrence - other liability (primarily AIX program premises and operations coverage), commercial umbrella, specialty property, lawyers professional liability, employment practices liability, architects and engineers professional liability, errors and omissions liability, product liability, special liability, surety bonds, fidelity bonds, directors and officers liability, medical professional liability claims-made, accountants professional liability, medical professional liability occurrence, technology errors & omissions liability, commercial automobile physical damage, general liability claims-made, and general liability occurrence – physical damage. Additionally, each of these product lines represented less than 5% of reported total reserve development over the past 5 years. We have concluded that disclosing claims development tables for any of these twenty individually insignificant product lines would not provide useful information to investors.

The ASU 2015-09 guidance states that “insurers should not aggregate amounts from different reportable segments or aggregate items that have significantly different characteristics. Insurers need not include information about claims development for ‘insignificant categories’ of liabilities.” The aggregation of items that have significantly different claim and loss reserve development patterns and product characteristics would obscure an investor’s ability to understand the amount, timing and uncertainty of cash flows arising from liabilities. As a result, we have concluded that combining and disclosing an aggregated view of any of the twenty product lines would not provide useful information to investors.

6.	Please address the following related to your “Chaucer core lines” claims obligations table presented on page 117:
a.

Tell us why presenting only six years of claims information for this table is appropriate when it appears that only approximately 80.6% of the claims are paid within six years. In your response, explain to us how six years is the period for which claims incurred typically remain outstanding as stipulated in ASC 944-40-50-4A. Also in your response, tell us the percentage of claims paid in each of the seventh, eighth, ninth and 10th years following claim incurrence.

As disclosed on page 113 of the Form 10-K under the incurred claims development tables section, “In each of these tables, the Company is presenting the number of years for which claims are typically outstanding, which is consistent with the period at which substantially all of the reserve development has emerged based on past history.” We believe this methodology appropriately represents “the number of years for which claims incurred typically remain outstanding” in the context of reserve development table disclosures.

For Chaucer core lines, our historic data suggests that no one period of past calendar year activity subsequent to the six calendar years presented reflects a significant emergence of prior year reserve development. Based on the past five year history, the prior year annual reserve development beyond 60 months has accounted for approximately 1 to 3% of the total incurred prior year annual reserve development, an amount that we consider to be immaterial. No one calendar year of activity subsequent to the disclosed number of years of history reflects any material emergence of prior year reserve development since we acquired Chaucer in 2011. Therefore, we believe disclosing the number of years utilizing this methodology appropriately enables investors to understand the amount, timing and uncertainty of cash flows arising from liabilities, as long as the substantial majority -- 80% or more -- of claims have been paid out in this time frame as well.

In the Form 10-K, the earliest accident year presented for Chaucer core lines is accident year 2011, for which 89% of the claims are paid within the disclosed six years ended December 31, 2016. This is calculated by taking the accident year 2011 cumulative paids of $513.2 million, divided by ultimate incurred losses and allocated loss adjustment expenses (“ALAE”) of $575.7 million. As noted in the Staff’s comment above, the prescribed average historical claims duration table on page 118 indicates that, on average, approximately 80% of claims are paid through six years. However, this prescribed averaging calculation understates the cumulative paid metric on an ultimate basis for a business that has experienced favorable reserve development over the period presented, such as that experienced by Chaucer core lines. For each calendar year since the acquisition in 2011, Chaucer core lines have experienced favorable reserve development.  As discussed above, the substantial majority of this development has been recognized through year six for each individual accident year such that the incurred losses and ALAE at the end of year six represents a better depiction that is consistent with the ultimate incurred. In the case of Chaucer core lines, due to the mechanics of the prescribed average duration calculation, the inclusion of the duration calculations for the more recent, less developed accident years result in the appearance of a lower cumulative paid amount after six years (approximately 80%) compared to the discrete duration calculation for only the mature accident year 2011 after six years (approximately 90%).

For Chaucer core lines accident year 2010, the percentage of claims paid in the seventh year, calendar year 2016, was 2.6%. Based on an actuarial estimate of expected payment patterns, we estimate the percentage of claims paid in each of the eighth, ninth and tenth years following claim incurrence as approximately 1 to 3% of ultimate incurred losses.    For the Chaucer segment,  the actuarial reserving process is primarily based on an underwriting year basis consistent with Lloyd’s market reporting practices. When we acquired Chaucer on July 1, 2011,  Chaucer’s underwriting year to accident year allocation process was redesigned to be consistent with U.S. GAAP reporting requirements, due to the Chaucer Group now being included in the financial statements of a U.S. registrant.  Although we began reporting Chaucer’s results in our filings with the Commission effective July 1, 2011, we elected to publish “Supplemental Information on Historical Pro Forma Including Chaucer 6 Months 2011 and 12 Months 2010 in relation to the acquisition closed July 1, 2011” which included accident year 2010 for Chaucer. This U.S. GAAP accident year allocation process dating back to accident year 2010 was further refined during 2016 for the Chaucer core lines of business that reside in Lloyd’s syndicate 1084 including the derivation of cumulative incurred claim count information to satisfy the new ASU 2015-09 disclosure requirements.  Currently, the accident year basis claims data for accident years 2009 and prior is not available at an appropriate level of accuracy or consistency for U.S. GAAP reporting purposes. As discussed above, “In each of these tables, the Company is presenting the number of years for which claims are typically outstanding, which is consistent with the period at which substantially all of the reserve development has emerged based on past history.” Upon applying this methodology consistently for each of the five disaggregated claims tables presented, this resulted in the presentation of six years for Chaucer core lines starting with accident year 2011.

b.

Tell us how the lines of business presented in this table do not have significantly different characteristics to enable their aggregation under ASC 944-40-50-4H. In this regard, it appears from disclosure in the last two paragraphs on page 46 that separate tables could be presented to include both short-tailed lines (e.g., marine, aviation and energy property coverage) and long-tailed lines (e.g., marine, aviation and energy liability coverage as well as trade credit and political risk classes and specialist liability coverage).

As described on page 46 of the Form 10-K, there is generally less complexity in the reserve estimation process for Chaucer’s short-tailed lines compared to its long-tail lines;  however, our actuarial process and our internal reporting process for Chaucer does not segregate the claims data for short-tail and long-tail lines. This is consistent with industry practice for Lloyd’s highly specialized, non-standard property and casualty insurance market whereby its regulators do not require a split of property and liability coverages across product classes, nor is that claims data provided to the Lloyd’s Market in a consistent manner for claim transactions processed through the Lloyd’s exchange. Chaucer’s reserve estimation process does not segregate the majority of its product classes into discrete property (short-tail) and liability (long-tail) coverages on a gross, ceded or net basis for the underlying paid claim, case reserve and claim count data.

This is in contrast to our domestic reserving process, where our property and liability coverages are heavily weighted towards standard product lines as a direct writer. The substantial majority of our domestic insurance products are discretely segregated between property and liability coverages, on both a direct and ceded basis, consistent with our underlying insurance product and reinsurance program design.  For the Chaucer segment, the substantial majority of its highly specialized ceded reinsurance programs cross multiple product classes and are not configured to meaningfully segregate property and liability coverages.    Therefore, we have concluded that it would be impracticable to derive a meaningful reporting split. Additionally, Chaucer has a significant amount of reinsurance assumed business and some product classes include both underlying property and liability coverages that are not readily separable based on the claims data provided through bordereau reporting. In our judgment, developing an allocation process to arbitrarily split assumed and ceded claims data into discrete property and liability coverages within its product classes would not result in accurate, consistent or decision-useful information due to the complexity and nature of Chaucer’s highly specialized insurance products and reinsurance programs.

c.	Tell us why you present the reserves for your nuclear energy business as a reconciling item and why you do not include the claims and payment data in the table.

Chaucer’s nuclear energy business resides in Lloyd’s syndicate 1176 for which we have an economic ownership interest that has varied between 55% and 57%, by underwriting year, since we acquired Chaucer in 2011. The Chaucer core lines data presented in the claims table resides in Lloyd’s syndicate 1084 for which we currently have 100% economic ownership for all underwriting years presented. We exclude the nuclear energy business from the claims development tables primarily because it is not material. This business represents only approximately 2% of the total Chaucer core lines net premiums written and net reserves and 0.4% and 0.7% of the Company’s total net premium written and net reserves, respectively. During the past five years, prior year reserve development for this business has not been significant. Additionally, we considered the low frequency, high severity nature of the claims experienced in the nuclear energy business for which a traditional reserve triangle analysis is inherently less useful from a reserve estimation perspective.  In our judgment, excluding the nuclear energy business from the claim development tables and presenting it as a reconciling item does not meaningfully reduce the usefulness of the disclosure.

7.	Please tell us why it is appropriate to aggregate information for your Commercial, Personal and Other segments when Rule 12-16 of Regulation S-X requires separate disclosure for each segment.

In response to your comment, we propose to revise Schedule III to no longer aggregate the information related to Commercial Lines, Personal Lines and Other segments, commencing with our Annual Report on Form 10-K for the year ended December 31, 2017. Previously, we were not comfortable with the quality of our fully disaggregated information for certain of the components required by this Schedule at the segment level for domestic segments.  Therefore, we presented the information at the level of aggregation at which all required balance sheet and income statement captions were available, to ensure a consistent presentation in this Schedule.  We continue to evaluate and to manage certain balance sheet items at a total U.S. Companies level;  however,  we are now able to provide the balance sheet items in this schedule for each of our Commercial Lines, Personal Lines and Other segments.  The following is proposed disclosure for future filings and provides the 2016 annual information in the disaggregated presentation.

SCHEDULE III

THE HANOVER INSURANCE GROUP, INC.

SUPPLEMENTARY INSURANCE INFORMATION

DECEMBER 31, 2016
(in millions)
Segments	Deferred acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy claims and benefits payable	Premium revenue	Net investment income(1)	Benefits, claims, losses and settlement expenses	Amortization of deferred acquisition costs	Other operating expenses (2), (3)	Premiums written

Commercial Lines	$269.6	$3,069.5	$1,231.5	$6.4	$2,318.0	$158.5	$1,601.2	$537.4	$308.0	$2,361.5
Pers. Lines	133.2	1,554.0	763.6	-	1,471.5	69.5	935.8	266.2	172.0	1,521.2
Other	-	40.3	-	-	-	5.7	8.4	-	113.7
Chaucer	114.7	2,289.4	569.0	-	838.6	45.7	419.3	231.6	113.7	816.1
Interest on Debt	-	-	-	-	-	-	-	-	54.9	-
Eliminations	-	(10.2)	(3.1)	-	-	-	-	-	(7.6)	-
Total	$517.5	$6,943.0	$2,561.0	$6.4	$4,628.1	$279.4	$2,964.7	$1,035.2	$754.7	$4,698.8

(1)

We manage investment assets for our Commercial Lines, Personal Lines and Other segments on a combined basis, based on the requirements of the U.S. combined property and casualty companies.  Net investment income is allocated to these segments based on actuarial information related to the underlying businesses.  Investment assets for the Chaucer segment are managed separately.

(2)

For other operating expenses that are not directly attributable to a single segment for the U.S. combined property and casualty companies, expenses are generally allocated based upon either net premiums written or net premiums earned.

(3)	The Other segment includes the $88.3 million loss on the retirement of debt.

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey M. Farber

Jeffrey M. Farber

Executive Vice President and Chief Financial Officer

/s/ Warren E. Barnes

Warren E. Barnes

Senior Vice President & Corporate Controller

Principal Accounting Officer

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